KRONOSMD, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

KRONOSMD, INC.

TABLE OF CONTENTS

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
KronosMD, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of KronosMD, Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operation and stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KronosMD, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flow for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of KronosMD, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company held cash of $582 and $761 at December 31, 2025 and 2024, respectively. It has not yet generated revenues or profits since inception. At December 31, 2025 and 2024, the Company had an accumulated deficit of $53,568 and $43,389, respectively, and has funded its operating costs through advances from the Parent, which are due on demand. The Company has no committed source of financing and no credit facility. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about KronosMD, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KronosMD, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KronosMD, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
October 24, 2026

KRONOSMD, INC.

BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

ASSETS	2025		2024	
Current Assets				
Cash and cash equivalents	$	582	$	761
Total current assets		582		761
Intangible assets		5,166,998		5,166,998
Total assets	**$**	**5,167,580**	**$**	**5,167,759**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	-	$	-
Due to related party		10,000		-
Total current liabilities		10,000		-
Total liabilities		10,000		-
Commitments and contingencies		-		-
Shareholders' equity				
Common stock $0.001 par value, 43,350,000 shares issued and outstanding		43,350		43,350
Preferred stock		5,166,998		5,166,998
Accumulated deficit		(52,768)		(42,589)
Total shareholders' equity		5,157,580		5,167,759
Total liabilities and shareholders' equity	**$**	**5,167,580**	**$**	**5,167,759**

The accompanying notes are an integral part of these financial statements.

KRONOSMD, INC.

STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Net revenue earned	$ -	$ -
Cost of revenue earned	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	119	119
Professional fees	10,000	-
Bank fees	60	60
Total Operating Expense	10,179	179
Loss from operations	(10,179)	(179)
Other Income/(Expenses):		
Other expense	-	-
Interest expense	-	-
Total other income	-	-
Provision for income taxes	-	-
Net Loss	**$ (10,179)**	**$ (179)**
Weighted-average shares of common stock Outstanding, basic and diluted	**43,350,000**	**43,350,000**

The accompanying notes are an integral part of these financial statements.

KRONOSMD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Shareholders' Equity						
	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2023	43,350,000	$ 43,350	5,166,998	5,166,998	$ -	$ (42,410)	$ 5,167,938
Net loss	-	-	-	-	-	(179)	(179)
Balance at December 31, 2024	43,350,000	43,350	5,166,998	5,166,998	-	(42,589)	5,167,759
Net loss	-	-	-	-	-	(10,179)	(10,179)
Balance at December 31, 2025	**43,350,000**	**$ 43,350**	**5,166,998**	**5,166,998**	**$ -**	**$ (52,768)**	**$ 5,157,580**

The accompanying notes are an integral part of these financial statements.

KRONOSMD, INC.
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Loss	$	(10,179)	$	(179)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets and liabilities:				
Due to related party		10,000		-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(179)		(179)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock		-		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(179)		(179)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		761		940
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**582**	**$**	**761**

Supplemental disclosure of non-cash operating and financing activities: During the year ended December 31, 2025, the Parent paid professional fees of $10,000 on the Company's behalf, recorded as an increase in due to related party ($0 in 2024). No shares were issued during 2025.

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

KronosMD, Inc. (the "Company") is a corporation organized under the laws of the State of Colorado. Kronos Advanced Technologies, Inc. ("KNOS" or the "Parent") holds all 43,350,000 shares of the Company's issued and outstanding common stock and controls the Company. Holders of the Company's historically issued preferred stock hold no common stock and do not control the Company.

The Company has not commenced commercial operations and has generated no revenue since inception. Its activities to date have consisted of acquiring and developing intellectual property and preparing to raise capital. The Company operates as a single reportable segment.

These are the first financial statements issued by the Company. The Company has not previously filed financial statements with any regulatory agency and has not previously published or distributed financial statements to shareholders or to any other user.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates include the acquisition-date measurement of the patents and related intellectual property, the assessment of their recoverability, and the determination of their useful lives, as well as the valuation allowance against deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and highly liquid deposits with an original maturity of three months or less at the date of acquisition.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets consist of patents and related intellectual property acquired from S-Ray Inc. in an asset acquisition and are accounted for under ASC 350, Intangibles—Goodwill and Other, and other applicable U.S. GAAP. The assets are carried at acquisition cost less accumulated amortization and impairment. The assets are finite-lived but were not yet available for their intended use at either balance sheet date; accordingly, no amortization was recorded. Amortization will commence when the assets are available for their intended use and will be recognized on a straight-line basis over the shorter of their remaining legal lives and the periods over which they are expected to contribute to cash flows. The Company tests the assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and recognizes an impairment loss when required by U.S. GAAP.

Classification of equity instruments

The Company evaluates preferred stock under ASC 480, Distinguishing Liabilities from Equity, and the guidance applicable to redeemable equity instruments. The preferred stock outstanding at December 31, 2025 and 2024 was not mandatorily redeemable, did not require repurchase or redemption at the holder's option or upon an event outside the Company's control, and did not embody an unconditional obligation to issue a variable number of shares. Accordingly, it is classified within permanent stockholders' equity.

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences of differences between financial statement carrying amounts and tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

Fair value measurement

The Company measures fair value under ASC 820, which establishes a three-level hierarchy giving the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Recently issued accounting standards

No new accounting standards adopted during the years presented had a material effect on the Company's financial statements, and no issued but not yet effective standard is expected to have a material effect.

NOTE 3 –GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has performed the evaluation required by ASC 205-40, Presentation of Financial Statements — Going Concern.

Conditions and events. The Company held cash of $582 and $761 at December 31, 2025 and 2024. It has generated no revenue since inception, has an accumulated deficit of $52,768 at December 31, 2025, and has funded its operating costs through advances from the Parent, which are due on demand. The Company has no committed source of financing and no credit facility.

Management's evaluation and conclusion. Management evaluated whether these conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. Management concluded that substantial doubt exists about the Company's ability to continue as a going concern.

Management intends to prepare and file an offering statement on Form C for a proposed offering of Series CF Preferred Stock under Regulation Crowdfunding, as described in Note 14, and to continue to rely on advances from the Parent until an offering closes. As of the date these financial statements were available to be issued, Form C had not been filed, the offering had not commenced, and the Parent was under no obligation to continue its advances. Management therefore concluded that its plans are not sufficient to alleviate substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments that might result if the Company were unable to continue as a going concern.

NOTE 4 –INTANGIBLE ASSETS

On December 22, 2022, the Company acquired patents and related intellectual property from S-Ray Inc. in exchange for 5,166,998 shares of the Company's preferred stock. The transaction was accounted for as an asset acquisition. The final whole-share allocation recorded in the Company's stock ledger was 5,166,998 shares. The acquisition agreement assigned a value of $1.00 to each share issued, resulting in an acquisition cost of $5,166,998. No goodwill was recognized.

	2025	**2024**	
Patents and intellectual property — gross carrying amount	$ 5,166,998	$ 5,166,998	
Accumulated amortization	—	—	
Accumulated impairment	—	—	
Net carrying amount	**$ 5,166,998**	**$ 5,166,998**	

The assets are finite-lived and had not been placed in service or otherwise made available for their intended use at December 31, 2025 or 2024. Accordingly, no amortization expense was recognized in either period. Amortization will commence when the assets are available for their intended use. Management evaluated the assets for indicators of impairment at each balance sheet date and concluded that no impairment was required.

The intangible assets represent substantially all of the Company's total assets. Any future impairment of, or inability to commercialize, these assets would have a material effect on the Company's financial position and results of operations.

NOTE 5 –SHARE CAPITAL

At December 31, 2025 and 2024, the Company was authorized to issue 85,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $1.00 per share. At each balance sheet date, 43,350,000 common shares were issued and outstanding, all held by KNOS, and 5,166,998 preferred shares were issued and outstanding.

All 5,166,998 outstanding preferred shares were issued on December 22, 2022 as consideration for the patents and related intellectual property described in Note 4. No other preferred shares were validly issued or outstanding at either balance sheet date. The count excludes 500,000 shares that appeared in historical internal records but were not validly authorized or issued and were formally removed from the stock ledger in September 2026. See Notes 10 and 14.

Common stock

Each common share entitles its holder to one vote on each matter submitted to shareholders. Holders are entitled to dividends when, as, and if declared by the Board of Directors and to distributions upon liquidation subject to the rights of any outstanding class or series of preferred stock. KNOS holds all outstanding common stock.

Preferred stock

Historical preferred stock. The 5,166,998 preferred shares outstanding at December 31, 2025 and 2024 were issued before the creation of any named preferred series and remain undesignated preferred stock. They have not been exchanged, converted, cancelled, subordinated, reclassified, or redesignated as Series A or Series CF Preferred Stock. They have a par value of $1.00 per share and no documented mandatory redemption, holder put, fixed dividend, conversion right, or stated liquidation preference.

No dividend was declared or paid on the common or preferred stock during either period, and no dividend was in arrears. The outstanding historical preferred stock bears no coupon, fixed or stated dividend rate, guaranteed return, accruing return, or minimum return.

No Series CF Preferred Stock was issued or outstanding at either balance sheet date. The Series CF designation adopted and filed after year-end is described as a nonrecognized subsequent event in Note 14. The outstanding historical preferred stock is classified within permanent stockholders' equity for the reasons described in Note 2. Par value is presented within preferred stock and does not, by itself, establish a contractual liquidation preference or the acquisition-date fair value of the share.

NOTE 6 — EQUITY ISSUANCES

The Company issued no common or preferred shares, options, warrants, or other equity instruments during the years ended December 31, 2025 and 2024. No equity compensation plan or unrecognized equity-based compensation cost existed at either balance sheet date.

NOTE 7— NET LOSS PER SHARE

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding, 43,350,000 in each period presented. The historical preferred stock does not participate in losses and is excluded from the computation. Diluted net loss per share equals basic net loss per share because no potentially dilutive securities were outstanding during either period. Net loss per share was less than $0.01 in each period presented.

NOTE 8 — FAIR VALUE

At December 31, 2025 and 2024 the Company had no assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments consist of cash and the amount due to related party, each recorded at historical cost; management believes their carrying values approximate fair value given their short-term nature and demand settlement terms. The intangible assets are non-financial assets carried at historical cost and are measured at fair value only if an impairment is indicated, which was not the case in either period presented.

NOTE 9 — CASH AND CONCENTRATION OF CREDIT RISK

At December 31, 2025 and 2024 the Company held cash of $582 and $761 respectively, on deposit with JPMorgan Chase. The Company maintains its cash with a single financial institution. Balances may exceed the FDIC insurance limit of $250,000; balances did not exceed that limit at either date, and the Company considers the risk of loss remote.

NOTE 10 — RELATED PARTY TRANSACTIONS

Control relationship. KNOS holds all of the Company's issued and outstanding common stock and controls the Company. This relationship is disclosed because the Company's financial position and results could differ from those that would have resulted had it operated as an autonomous entity.

Parent advance. During the year ended December 31, 2025 the Parent paid professional fees of $10,000 to third-party service providers on the Company's behalf. The advance is recorded as due to related party, is non-interest-bearing, unsecured, and due on demand, and has no stated maturity or repayment schedule. No shares of any class were issued in connection with the advance. The balance due to the Parent was $10,000 and $nil at December 31, 2025 and 2024 respectively. Because the arrangement is with a controlling party, its terms are not necessarily those that would have been obtained in a transaction with an unrelated party, and the Company makes no representation that the terms are equivalent to those prevailing in an arm's-length transaction.

Stock-record reconciliation. Historical internal records included an entry for 500,000 preferred shares in the name of the Company's Chief Executive Officer and sole director. In September 2026, the Company completed a reconciliation of its capitalization records and determined that the entry did not represent shares that had been validly authorized or issued. The entry was removed from the stock ledger for no consideration. Those shares were not outstanding at either balance sheet date, were not consideration for the patent assets, and had no effect on the financial statements. See Note 14.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

At December 31, 2025 and 2024 the Company had no operating or finance lease commitments, no purchase commitments, no employment or consulting agreements requiring future payment, no guarantees, and no capital commitments. The Company was not party to any litigation, claim, or assessment, and management is not aware of any unasserted claim or assessment that is probable of assertion and, if asserted, would have a reasonable possibility of an unfavorable outcome. No liability for a loss contingency has been recorded, and no loss contingency exists for which a reasonable possibility of loss requires disclosure under ASC 450-20-50.

NOTE 12 –RISKS, UNCERTAINTIES AND CONCENTRATIONS

Nature of operations. The Company is in the development stage, has not commenced commercial operations, and has generated no revenue since inception. Its planned products are subject to clearance or approval by the United States Food and Drug Administration, which has not been obtained. There is no assurance that clearance or approval will be obtained or that any product will be commercialized.

Concentration of assets. A single asset, the patents and intellectual property described in Note 4, represents substantially all of the Company's total assets at each balance sheet date. The Company is accordingly vulnerable to any event that impairs the value or commercial viability of that asset, and any such event would have a material effect on the Company's financial position.

Concentration of funding. The Company's operating costs have been funded entirely by advances from the Parent, which are due on demand and which the Parent is under no obligation to continue. The Company had no other source of funding at either balance sheet date.

Significant estimates. It is at least reasonably possible that management's estimates concerning the recoverability and useful life of the patents and related intellectual property will change in the near term, and the effect of such a change could be material to the financial statements.

NOTE 13 –INCOME TAXES

The Company is incorporated in the State of Colorado and is subject to United States federal and Colorado state income taxes. The Company incurred losses for each period presented and, accordingly, recorded no current income tax expense and no deferred income tax expense.

The components of the Company's deferred income taxes were as follows:

	December 31, 2025	December 31, 2024	
Deferred tax asset — net operating loss carryforwards	$ 12,915	$ 10,424	
Gross deferred tax assets	12,915	10,424	
Valuation allowance	(12,915)	(10,424)	
Net deferred tax assets	$ —	$ —	

The valuation allowance increased by approximately $2,491 and $44 during the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, the Company had estimated federal and Colorado net operating loss carryforwards of approximately $52,768 and $42,589, respectively. These amounts remain subject to reconciliation to filed tax returns and to statutory limitations, including limitations that may arise upon an ownership change. Federal net operating losses generated after December 31, 2017 generally may be carried forward indefinitely.

NOTE 13 –INCOME TAXES (CONTINUED)

The Company has recorded a full valuation allowance against its deferred tax assets because of its cumulative operating losses, absence of revenues, and uncertainty regarding the generation of sufficient future taxable income. Management therefore concluded that realization of the deferred tax assets was not more likely than not at either balance sheet date.

The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate was as follows:

	2025	2024	
Federal statutory rate	21.0%	21.0%	
State income taxes, net of federal benefit	3.5%	3.5%	
Effect of valuation allowance	(24.5)%	(24.5)%	
Effective income tax rate	0.0%	0.0%	

Percentages in the reconciliation above are presented rounded to one decimal place. The deferred tax amounts were computed using a combined federal and Colorado rate of 24.476%, being the 21.0% federal statutory rate plus the 4.4% Colorado rate net of federal benefit.

The Company identified no uncertain tax positions requiring recognition and recorded no interest or penalties related to income taxes. No income taxes were paid during either period presented. The Company's federal and Colorado income tax returns remain subject to examination by the applicable taxing authorities for all periods since inception.

NOTE 14 - SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Company evaluated events and transactions occurring after December 31, 2025 through the date of the accompanying independent auditor's report, which is the date these financial statements were available to be issued. No subsequent event required recognition in the 2025 or 2024 financial statements. The following nonrecognized subsequent events are disclosed.

1. In September 2026, the Company completed the stock-record reconciliation described in Notes 5 and 10. The 500,000-share internal record entry did not represent validly issued or outstanding shares and was removed for no consideration. The reconciliation had no financial effect because the shares were not outstanding at either balance sheet date and were never part of the consideration recorded for the patents and related intellectual property.

NOTE 14 - SUBSEQUENT EVENTS (CONTINUED)

2. On September 10, 2026, the Company filed Articles of Amendment with the Colorado Secretary of State designating 6,500,000 of its 15,000,000 authorized preferred shares as Series CF Preferred Stock. The amendment did not reclassify or otherwise change the 5,166,998 historical preferred shares. Each Series CF share has a $1.00 par value and a $1.00 Original Issue Price, carries one vote and votes with the common stock, is optionally convertible into one common share, and has a nonparticipating liquidation preference equal to its Original Issue Price on the parity terms stated in the amendment. Qualifying mergers, consolidations, statutory share exchanges, similar business combinations, and dispositions of all or substantially all of the Company's assets are treated as Deemed Liquidation Events. Holders of more than 50% of the outstanding Series CF shares may elect that a transaction will not receive Deemed Liquidation Event treatment; that election is a waiver of the economic treatment and does not grant Series CF holders a separate transaction-approval or veto right. The amendment permits up to 0.20 additional Series CF bonus share for each purchased share without additional cash consideration as part of the same investment; purchased and bonus shares have identical rights, bonus categories do not stack, and all purchased and bonus shares count toward the 6,500,000-share designation. Filing the amendment did not change any amount reported for 2025 or 2024, and no Series CF shares had been issued through the date of the accompanying independent auditor's report.

3. The Company is preparing a proposed Regulation Crowdfunding offering of Series CF Preferred Stock. As of the date of the accompanying independent auditor's report, no Form C had been filed, the offering had not commenced, no subscriptions had been accepted, no investor funds had been deposited into escrow, and no purchased or bonus Series CF shares had been issued. The target amount, maximum amount, offering deadline, intermediary arrangements, and final offering terms will be disclosed in Form C before any offer or sale. The proposed offering had no financial effect through the date these financial statements were available to be issued, and its future financial effect cannot presently be estimated.

END OF REPORT